SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                    Form 11-K

(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2000

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________


                          Commission File No. ________


                          Del Global Technologies Corp.
                                   401(k) Plan
                            (Full title of the Plan)


                       Del Global Technologies Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                                One Commerce Park
                               Valhalla, NY 10595
                     (Address of principal executive office)

DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                         Page

Independent Auditors' Report                                               1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2000 AND 1999

   Statements of Net Assets Available for Plan Participants
   as of December 31, 2000 and 1999                                        2

   Statements of Changes in Net Assets Available for
   Plan Participants for the Years Ended December 31, 2000 and 1999        3

   Notes to Financial Statements                                          4-8

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Schedule of Assets Held for
   Investment Purposes at End of Year as of December 31, 2000              9


Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Del Global Technologies Corp. 401(k) Plan

We have audited the accompanying statements of net assets available for Plan participants of Del Global Technologies Corp. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for Plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan participants of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for Plan participants for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
New York, New York
February 10, 2002

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DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN PARTICIPANTS
DECEMBER 31, 2000 AND 1999
-----------------------------------------------------------------------------

                                                2000                  1999
                                           -------------         -------------
ASSETS
   Investments, at fair value             $   8,503,720         $   8,846,088

   Contributions receivable from:
     Participants                                61,380                77,700
     Employer                                   100,000                50,000
                                          -------------         -------------

       Total receivables                        161,380               127,700
                                          -------------         -------------


LIABILITIES
   Accrued expenses and accounts payable         23,468                26,058
                                          -------------         -------------

NET ASSETS AVAILABLE FOR PLAN
PARTICIPANTS                              $   8,641,632         $   8,947,730
                                          =============         =============





                       See notes to financial statements.


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DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN PARTICIPANTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------

                                               2000                  1999
                                          -------------         -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions from:
     Participants                         $     831,866         $     914,979
     Employer                                   100,000                50,000
                                          -------------         -------------

         Total contributions                    931,866               964,979
                                          -------------         -------------

   Investment income (loss):
     Net appreciation (depreciation) in
     fair value of investments               (1,258,379)              367,721
     Interest and dividends                     721,537               544,909
         Other Income                             8,090                     -
                                          -------------         -------------

         Total investment income (loss)        (528,752)              912,630
                                          -------------         -------------

         Total additions                        403,114             1,877,609
                                          -------------         -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                675,070               578,577
   Administrative expenses                       34,142                26,058
                                          -------------         -------------

         Total deductions                       709,212               604,635
                                          -------------         -------------

NET INCREASE (DECREASE) IN
NET ASSETS AVAILABLE FOR PLAN
PARTICIPANTS                                   (306,098)            1,272,974

NET ASSETS AVAILABLE FOR PLAN
PARTICIPANTS, BEGINNING OF YEAR               8,947,730             7,674,756
                                          -------------         -------------

NET ASSETS AVAILABLE FOR PLAN
   PARTICIPANTS, END OF YEAR              $   8,641,632         $   8,947,730
                                          =============         =============


                       See notes to financial statements.

DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following summary of certain provisions of the Del Global Technologies Corp. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the summary Plan description and the Plan document for complete information.

      a. General - The Plan is a Merrill Lynch prototype defined contribution plan covering all employees of Del Global Technologies Corp. (the "Company") and participating subsidiaries (RFI Corporation, Dynarad Corp., Del Medical Systems Corp., Bertan High Voltage Corp., Gendex-Del Medical Imaging Corp. and the Del Power Conversion Division) who have completed one-quarter year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      b. Participant Contributions - Employees may elect to contribute to the Plan from 1% to 15% (in full percentage points) of their "before-tax" earnings, and from 1% to 10% (in full percentage points) of their "after tax" earnings, up to a maximum in accordance with Section 415(c) of the Internal Revenue Code and adjusted annually for inflation thereafter.

      c. Employer Contributions - Under the Plan's terms, the Company is not required to contribute to the Plan. The Company declared a cash contribution of $100,000 for the Plan year ended December 31, 2000. For the 1999 Plan year, the Company contributed $50,000 in common stock. The common stock contribution was recorded at fair value based on the closing market price on the date of transfer.

      d. Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses (see expenses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      e. Withdrawals - Under the terms of the Plan, a participant may make a withdrawal for reasons of economic hardship before attaining age 59 1/2. Upon attaining age 59 1/2, participants may withdraw their entire account balance.

      f. Vesting - Employee and rollover contributions are fully vested upon entering the Plan. Employer contributions vest at the following rates:

                  Years of Service                    Vesting Percentage

              Less than one                                   0%
              One but less than two                          20
              Two but less than three                        40
              Three but less than four                       60
              Four but less than five                        80
              Five or more                                  100

      g. Expenses - Administrative expenses are paid by the Plan and are allocated to each fund when paid.

      h. Participant Loans - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of the vested portion of their account balances, subject to certain restrictions. Loan terms range from 1-5 years except for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at market rates.

      i. Forfeitures - Forfeited balances of terminated participants' nonvested accounts are reallocated among remaining participants. At December 31, 2000, forfeited nonvested accounts totaled $6,139.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a. Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      b. Accounting Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan participants and changes therein. Actual results could differ from those estimates.

      c. Risks and Uncertainties - The Plan provides various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan participants.

      d. Benefit Payments - Distributions to Plan participants are recorded when paid.

      e. Valuation of Investments and Income Recognition - The Plan's investments are stated at fair value. The Merrill Lynch Retirement Preservation Trust which invests in benefit-responsive investment contracts is valued at contract value (cost plus accrued interest - see Note 4). For all other funds, quoted market prices are used to value investments. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      f. Participant Loans Receivable - Participant loans are valued at cost, which approximates fair value.

      g. Recently Issued Accounting Pronouncements - In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Investments and Certain Hedging Activities - an Amendment of FASB Statement No. 133 ("SFAS 138"). SFAS 133 and SFAS 138 require, among other things, that all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value. Adoption of SFAS 133 and SFAS 138 on January 1, 2001 did not have any effect on the Plan's financial statements.

3.    TRUSTEES OF THE PLAN

      On July 25, 2001, the Company's Board of Directors appointed Thomas Gilboy, Walter Schneider, Ken Gavey, Chuck Meyer and Merrill Lynch Trust Company ("Merrill Lynch") as Trustees of the Plan, replacing Leonard Trugman, Seymour Rubin, and David Engel. Merrill Lynch was also designated as Trustee. Merrill Lynch also serves as custodian of the Plan's assets and executes all investment transactions.

4.    INVESTMENTS

      The assets of the Plan, held by Merrill Lynch Trust, are invested in the following investment accounts: a guaranteed trust account, three diversified equity and fixed-income accounts, seven diversified common stock funds, and the Company's common stock, at the discretion of the participant. The accounts were credited with actual earnings on the underlying investments and charged for Plan withdrawals.

      The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999:


                                                      2000             1999

      Merrill Lynch Retirement Preservation Trust  $3,995,002       $4,060,282
      AIM Value Fund                                2,350,443        2,429,194
      Merrill Lynch Basic Value Fund                  644,821          792,128
      Merrill Lynch Balanced Capital Fund             620,729          570,485
      MFS Emerging Growth Fund                        546,929          524,236
                                                  -----------      -----------

                                                   $8,157,924       $8,376,325


      All investments, except for the Merrill Lynch Retirement Preservation Trust Fund, are recorded at fair market value based upon closing market prices.

      During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $ (1,258,379) and $367,721 as follows:


                                                     2000            1999

      Diversified equity and fixed income        $(1,020,973)      $(26,479)
      Common stocks                                 (237,406)       394,200
                                                 ------------    -----------

                                                 $(1,258,379)      $367,721


      The Merrill Lynch Retirement Preservation Trust primarily invests in investment contracts providing a guaranteed return on principal invested over a specified period. The crediting interest rates, which approximate the average yield as of December 31, 2000 and December 31, 1999, were 6.23% and 6.01%, respectively. The investments are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest, and was determined to approximate fair value.

5.    DEL GLOBAL TECHNOLOGIES CORP. LITIGATION

      On January 11, 2001, the United States Securities and Exchange Commission ("SEC") issued an Order Directing Private Investigation and Designating Officers to Take Testimony, authorizing the commencement of an investigation into the Company and certain of its officers. Management of the Company cannot predict the duration of the SEC's investigation or its potential outcome. Management of the Company does not expect the outcome of the investigation and any resulting proceedings to have a material adverse impact on the Plan.

      A consolidated class action complaint against the Company, certain of its former officers and directors and its auditors was filed in the United States District Court for the Southern District of New York (the "Court"). The complaint alleged violations of the federal securities laws and sought to recover damages on behalf of all purchasers of the Company's Common Stock during the class period November 6, 1997 to November 6, 2000. The complaint sought rescission of the purchase of shares of the Company's Common Stock, or alternatively, unspecified compensatory damages, along with costs and expenses including attorney's fees.

      On January 29, 2002, a settlement of the lawsuit was approved by the Court. Under the court approved settlement, members of the class will receive $2 million in cash, not contributed by the Company. The Company will contribute $2 million of subordinated promissory notes due in five years with interest at 6% per annum, 2.5 million shares of Company common stock and warrants to purchase 1 million shares of the Company's common stock exercisable at $2.00 per share, expiring six years from the date of execution. If not earlier exercised, the warrants will be callable by the Company at $0.25 per warrant once the Company's common stock trades at $4 per share for ten consecutive trading days. The Company will not be in a position to consider exercising its call option on these warrants until such time as it can register the shares of common stock underlying the warrants.

6.    PRIORITIES UPON TERMINATION OF THE PLAN

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, in the event of Plan termination, participants will become 100% vested in their accounts and the assets of the Plan shall be distributed to participants and beneficiaries based on their individual accounts as of the termination date.

 7.   TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated June 21, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.    PARTY-IN-INTEREST

      A portion of the plan's investments are shares in funds managed by Merrill Lynch Trust Company ("Merrill Lynch"). Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.    SUBSEQUENT EVENTS

      Effective June 15, 2001, the Plan changed it trustees to Merrill Lynch Trust Company, Thomas Gilboy, Walter Schneider, Ken Gavey, and Chuck Meyer. On the same date, Carole Murphy and Gail Lehman were elected as Plan Administrators.

      During the third quarter of fiscal year 2001, the Company made the decision to close its Dynarad manufacturing facility. Management believes that the resulting layoffs will not result in a partial termination of the Plan as defined in the Internal Revenue Code.


                                     ******

                              SUPPLEMENTAL SCHEDULE

DEL GLOBAL TECHNOLOGIES CORP.
401(k) PLAN

Form 5500 Schedule H, Part IV Schedule of Assets Held for Investment Purposes At End of Year as of December 31, 2000
-------------------------------------------------------------------------------

                                                      Number of      Current
                Description                         Units/Shares      Value
----------------------------------------------      ------------     -------

COMMON TRUST:

** Merrill Lynch Retirement Preservation Trust        3,995,002     $3,995,002

MUTUAL FUNDS:

** MFS Emerging Growth Fund                              12,214        546,929

AIM Value Fund                                          187,885      2,350,433

** Merrill Lynch Basic Value Fund                        19,707        644,821

** Merrill Lynch Global Allocation Fund                   8,459        110,810

** Merrill Lynch Balanced Capital Fund                   20,479        620,729

** Merrill Lynch Fundamental Growth Fund                    631         14,019

Alger Capital Appreciation Retirement Portfolio             457          7,070

ING Pilgrim Mid Cap Growth Fund                             250          5,035

Oppenheimer Global Growth & Income Fund                     242          6,530

John Hancock Small Cap Growth Fund                          224          2,565

COMMON STOCK:

Del Global Technologies Corp. Common Stock               38,219         57,328

PARTICIPANT LOAN FUNDS *                                132,547        132,547

Other                                                                    9,892
                                                                   -----------

TOTAL                                                               $8,503,720
                                                                   ===========

*  Maturing 2001 to 2006 at interest rates of 8.0% to 10.0%
** Permitted Party-in Interest

                                     SIGNATURE

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Plan Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Del Global Technologies Corp.
                                       401(k) Plan


Date:  April 11, 2002              By:  /s/Thomas V. Gilboy
                                           -----------------------------
                                           Thomas V. Gilboy
                                           Chief Financial Officer
                                           Plan Trustee
                                           Del Global Technologies Corp.
                                           401(k) Plan

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-38024 and 333-69723 of Del Global Technologies Corp. on Form S-8 of our report dated February 10, 2002, appearing in this Annual Report on Form 11-K of Del Global Technologies Corp. 401(k) Plan for the year ended December 31, 2000.



/s/Deloitte & Touche LLP
---------------------------
Deloitte & Touche LLP
New York, NY

April 11, 2002